[The viaLink Company Letterhead]

December 1, 2004

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303
Attn:	Ms. Barbara C. Jacobs Jeffrey Werbitt Tangela Richter Mail Stop 4-6

RE:	The viaLink Company, a Delaware corporation Form S-4 (File No. 333-118735), filed September 1, 2004

Ladies and Gentlemen:

     In connection with the response on behalf of The viaLink Company (the “Company”) to the staff’s comments set forth in its letter dated October 1, 2004, the Company acknowledges and agrees that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

THE VIALINK COMPANY

By:	/s/ Brian Carter

Its:	Vice President, Director & CFO